EXHIBIT

CONSENT OF

INDEPENDENT CHARTERED ACCOUNTANTS

Minefinders Corporation Ltd

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our report dated February 23, 2006, relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2005.

We also consent to the incorporation by reference in the previously filed (March 18, 2003, December 17, 2003, and July 23, 2004) open registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255, and 333-117611) of Minefinders Corporation Ltd. of our reports dated February 23, 2006, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2005.

/s/“BDO Dunwoody LLP”

BDO DUNWOODY LLP

Chartered Accountants

Vancouver, Canada

March 30, 2006